Mail Stop 7010

October 26, 2005

Via U.S. mail and facsimile

John J. Zillmer, Chief Executive Officer
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop, Suite 100
Scottsdale, AZ  85260

	RE:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the fiscal quarters ended March 31, 2005 and June
30,
2005
		File No. 1-14705


Dear Mr. Zillmer:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings beginning with your Form 10-Q for the quarter ended September 30, 2005, if practical.

Item 3. Legal Proceedings, page 12
2. Your disclosure states that in 2001 your expansion permit related to the vertical elevation expansion permit at one of your landfills in Texas was granted. Your disclosure further states that in November 2003 a judgment issued by a state trial court in Texas effectively revoked the expansion permit that was granted by TCEQ in
2001, which you subsequently appealed. Please update your disclosure to discuss the status of this case and when you expect to receive a response related to your appeal. Please also clarify your disclosure here and in your notes to your financial statements to include whether or not you have attempted to obtain bonding enabling you to operate the landfill as usual during the appeal. In addition, please tell us how you determined the landfill referred to above was not been impaired. Please expand your disclosure to discuss the geographic location and size of this landfill site.

Statements of Cash Flows, page 73
3. You have presented cash provided by discontinued operations in your statements of cash flows. It is not clear whether the amount represents exclusively cash flow from discontinued operating activities or also includes financing and investing cash flows from discontinued operations. If this line item does include activity related to operating, investing, and financing, if material, please amend your filing to present this information separately below this caption. Alternatively, cash flows from operating, investing, and financing from discontinued operations may be presented separately below each caption which presents cash flows in each of these categories from continuing operations. Please provide us similar information related to your BFI statement of cash flows. Refer to footnote 10 of SFAS 95.





Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies,
page
74
4. You disclosed on page 35 of your Form 10-Q for the fiscal quarter ended June 30, 2005 that your cost of goods sold include rebates paid to suppliers associated with recycling commodities. Please tell us the amount and how you determined rebates paid to your suppliers should be presented in cost of goods sold, rather than as a reduction of revenues. Please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

7. Landfill Accounting, page 99

Environmental Costs, page 104
5. Please expand your disclosure to discuss in further detail the nature of the environmental matters you have recorded liabilities for and for those you have concluded it is reasonably possible that the outcome of the matter could result in approximately $20.0 million of additional liability. Please also disclose any significant changes to any assumptions you may have made in assessing the liability as of the end of each period presented.


Form 10-Q for the Fiscal Year Ended June 30, 2005

Notes to Financial Statements
6. Please expand your disclosure to include the terms and conditions related to your Series D senior mandatory convertible preferred stock you issued during the fiscal quarter ended March 31, 2005.

10. Commitments and Contingencies, page 19

Litigation, page 19
7. On pages 38 and 118 of your Form 10-K for the fiscal year ended December 31, 2004 you disclosed that three putative class action lawsuits were filed against you and four of your current and former officers in the U.S. District Court for the District of Arizona. Please revise your disclosure to include an update regarding these claims, including your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and
8-10 of SFAS 5 relating to this matter. Please ensure you include in your disclosure whether you have accrued any amounts relating to these claims and the legal costs associated with these claims. Please also provide us with a copy of the amended complaint, your response to the amended complaint, and the outcome of the hearing which were scheduled to occur on October 19, 2005 related to this matter.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 32

Three and Six Months Ended June 30, 2005 and 2004, page 37

Selling, General, and Administrative Expenses, page38
8. Your disclosure states that during the second quarter 2005, you reduced your selling, general and administrative expenses by $16.3 million related to accruals for legal matters primarily related to BFI as a result of favorable developments. Please expand your disclosure to discuss the changes that caused you to change your estimate related to this liability. If material, please also expand your disclosure to include the amount of the various litigation accruals reflected in your balance sheet as of December 31, 2004 and the changes during the interim periods in the current year.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Nathan Cheney, Assistant Chief Accountant, at
(202) 551-3714.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief



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John J. Zillmer
Allied Waste Industries, Inc.
October 26, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE